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EXHIBIT 12.1

AAR CORP.

RATIO OF EARNINGS TO FIXED CHARGES

	For the Year Ended May 31,					Nine Months Ended February 29/28,
	2003	2002	2001	2000	1999	2004	2003
						(unaudited)
	(In Thousands Except Per Share Data and Ratios)
Earnings Available for Fixed Charges
Earnings before income taxes	$(19,490)	$(98,229)	$20,220	$49,526	$59,786	$(297)	$(7,524)
Add:
Interest expense	19,273	19,543	21,760	23,304	18,440	13,542	14,353
Amortization of capitalized interest	85	78	—	—	—	64	64
Amortization of debt expense	181	177	127	127	127	788	136
One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	3,238	4,749	6,228	6,002	4,194	2,679	2,335

Earnings available for fixed charges	$3,287	$(73,682)	$48,335	$78,959	$82,547	$16,776	$9,364

Fixed Charges
Interest expense	$19,273	$19,543	$21,760	$23,304	$18,440	$13,542	$14,353
Amortization of capitalized interest	85	78	—	—	—	64	64
Amortization of debt expense	181	177	127	127	127	788	136
One-third of rent expense under operating leases (estimated by management to be the interest factor of such rent expense)	3,238	4,749	6,228	6,002	4,194	2,679	2,335

Total fixed charges	$22,777	$24,547	$28,115	$29,433	$22,761	$17,073	$16,888

Ratio of earnings to fixed charges	0.1	— (1)	1.7	2.7	3.6	1.0	0.6

(1)
Earnings were inadequate to cover fixed charges by $49.1 million for the year ended May 31, 2002.

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  EXHIBIT 12.1